                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SOLAR ENERTECH CORP.

                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    834156101

                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                       1900 Avenue of the Stars, 19th Fl.
                              Los Angeles, CA 90067
                                 (310) 201-7553

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 19, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834156101

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           44,070,232
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    44,070,232
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     44,070,232
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_______________
(1) Based on 136,009,492 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 834156101

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           44,070,232
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    44,070,232
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     44,070,232
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_______________
(1) Based on 136,009,492 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 834156101

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           44,070,232
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    44,070,232
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     44,070,232
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------
_______________
(1) Based on 136,009,492 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 834156101

Item 1.

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on January 28, 2008 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

         This Amendment No. 2 is being made to disclose the acquisition of additional securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 2, the Reporting Persons beneficially own 44,070,232 shares of Common Stock, which are held of record by the Trust and does not include certain derivative securities reported and described in Item 5(c) below.

         (b) The Reporting Persons have shared voting and dispositive power with respect to 44,070,232 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) During the past sixty (60) days, the Reporting Persons has purchased shares of Common Stock in a brokered private transaction as follows:


              DATE               NUMBER OF SHARES          PRICE PER SHARE
              ----               ----------------          ---------------
           6/16/2009                 7,313,195                $ 0.2750

                  The Reporting Persons purchased the above reported 7,313,195 shares of Common Stock for a total purchase price of $1,011,129 in a brokered transaction from a group of private sellers. In addition, the Reporting Persons entered into with the same group of private sellers that certain Convertible Securities Purchase Agreement dated as of June 19, 2009, pursuant to which the Reporting Persons acquired (i) Series B Notes with a total principal amount of $6,538,154 for a total purchase price of $3,633,258 (the "Series B Notes"), which have a conversion price of $0.57 per share and matures on March 7, 2010;
(ii) Series B Warrant to purchase up to 11,470,446 shares of Common Stock for a purchase price of $114,704 (the "Series B Warrant"), which has an exercise price of $0.90 per share and expires on March 20, 2012; and (iii) Series C Warrant to purchase up to 9,090,909 shares of Common Stock for a purchase price of $90,909 (the "Series C Warrant"), which has an exercise price of $1.00 per share and expires on January 14, 2013.

                  As of the date of filing of this Amendment No. 2, none of Series B Notes, Series B Warrant or Series C Warrant (collectively, the "Convertible Securities") can be converted or exercised into shares of Common Stock because the Reporting Persons are prohibited from converting or exercising the Convertible Securities into shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would beneficially own in excess of 4.99% of the shares of Common Stock, with respect to Series B Notes and Series B Warrant, and 9.99% of the shares of Common Stock, with respect to Series C Warrant, outstanding immediately after giving effect to such conversion or exercise. The beneficial ownership being reported in this Amendment No. 2 does not take into effect the conversion or exercise of the Convertible Securities into shares of Common Stock.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Convertible Securities Purchase Agreement dated as of June 19, 2009

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 2 to
         Schedule 13D.

         Exhibit B: Convertible Securities Purchase Agreement dated as of June 19, 2009

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  June 22, 2009             /S/ DAVID GELBAUM
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /S/ DAVID GELBAUM, AS ATTORNEY-IN-FACT FOR
                                      MONICA CHAVEZ GELBAUM
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /S/ DAVID GELBAUM
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 2 TO SCHEDULE 13D
      --------------------------------------------------------------------



      The undersigned agree that the Amendment No. 2 to Schedule 13D with respect to the Common Stock of Solar EnerTech Corp. is a joint filing being made on their behalf.


Dated:  June 22, 2009             /S/ DAVID GELBAUM
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /S/ DAVID GELBAUM, AS ATTORNEY-IN-FACT FOR
                                      MONICA CHAVEZ GELBAUM
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /S/ DAVID GELBAUM
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

                                   EXHIBIT B

                    CONVERTIBLE SECURITIES PURCHASE AGREEMENT

         This Convertible Securities Purchase Agreement (the "AGREEMENT"), dated as of June 19, 2009 is made by and between Luxor Capital Partners, LP, Luxor Capital Partners Offshore, Ltd., LCG Select, LLC, LCG Select Offshore, Ltd, and Atlas Master Fund, Ltd. (collectively, the "SELLER") and Quercus Trust (the "PURCHASER").

                              W I T N E S S E T H:

         WHEREAS, the Seller holds the following Convertible Securities of Solar Enertech Corp., a Nevada corporation, with principal executive offices located at 1600 Adams Drive, Menlo Park, CA 94025 (the "COMPANY"): (a) 7,313,195 shares of common stock (the "Common Stock") of (b) a Series B Warrant for 11,470,446 shares of Common Stock exercisable for $0.90 per share, expiring March 20, 2012, represented by Warrant No. B-12-D, B-12-E, B-13-B, B-13-C, (c) a Series C Warrant for 9,090,909 shares of Common Stock exercisable for $1.00 per share expiring January 14, 2013, represented by Warrant No. C-002, C-003, C-004 and
(d) a Series B Convertible Note in the principal amount of $6,538,154 dated March 20, 2007.

         WHEREAS, the Seller desires to convey to the Purchaser all of the Convertible Securities;

         WHEREAS, the Seller will convey to the Purchaser the Common Stock by DWAC transfer and will convey to Purchaser the other Securities (the "Convertible Securities") pursuant to the terms of this Agreement;

         WHEREAS, the parties hereto desire that the Seller sell, transfer, convey and assign to the Purchaser, and that the Purchaser purchases and acquires from the Seller, the Convertible Securities and any and all rights and benefits incident to the ownership thereof (including, without limitation, all registration rights pursuant to the Registration Rights Agreement (as defined herein) pertaining to the Convertible Securities and the shares of the Common Stock underlying such Convertible Securities); and

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

                                   ARTICLE I
                 PURCHASE AND SALE OF THE CONVERTIBLE SECURITIES

         Section 1.1 PURCHASE AND SALE OF THE CONVERTIBLE SECURITIES. Upon the terms and subject to the conditions of this Agreement and on the basis of the representations, warranties and agreements contained herein, the Seller hereby sells, assigns, transfers and conveys to the Purchaser the Convertible Securities and the Purchaser hereby purchases the Convertible Securities from the Seller for an aggregate cash purchase price of $3,838,871 ($114,704 for the warrants expiring March 20, 2012, $90,909 for the warrants expiring January 4, 2013 and $3,633,258 for the Convertible Debt) (the "PURCHASE PRICE"). Upon the execution of this Agreement, the Purchaser shall pay such Purchase Price by one or more wire transfers of immediately available funds to Joseph P. Bartlett, a Professional Corporation, Client Trust Account, for the benefit of the Seller pursuant to the following wiring instructions:

First Republic Bank, A Division of Merrill Lynch Bank & Trust Co FSB
ABA: xxxxxxxxx
1888 Century Park East
Los Angeles, CA 90067

Beneficiary: The Law Offices of Joseph P. Bartlett, P.C., Client Trust Account Account No. xxxxxxxxxxxxx

RE:  THE QUERCUS TRUST

         Section 1.2 TIME AND PLACE OF CLOSING. The closing (the "CLOSING") shall take place at the offices of Joseph P. Bartlett, P.C. ("ESCROW AGENT"), 1900 Avenue of the Stars, 19th Floor, Los Angeles, CA 90067, as soon as possible following the date hereof.

         Section 1.3 CLOSING DELIVERIES. At the Closing, subject to the terms and conditions hereof, Seller shall deliver or cause to be delivered to Escrow Agent certificates (the "NEW CERTIFICATES") representing the Convertible Securities being sold hereunder registered in the name of the Purchaser. Within two business days of receipt of the New Certificates, Escrow Agent shall deliver the New Certificates to the Purchaser at the address set forth herein, and shall concurrently wire the Purchase Price to the Seller pursuant to the instructions set forth on Appendix A on the date the New Certificates are delivered to Purchaser.

         Section 1.4 TERMINATION. This Agreement and the transactions contemplated hereunder may be terminated by any Seller or the Purchaser, by written notice to the other party, if the Closing of the purchase and sale of the Convertible Securities has not been consummated on or before June 30, 2009; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party. In the event of termination of this Agreement due to the failure of the Seller to perform, the Purchaser shall have the right to rescind the purchase of the Common Stock referred to in the Recitals hereof.

         Section 1.5 OTHER COVENANTS. Each of the Purchaser and the Seller agree to take promptly such steps, and execute and deliver such instruments, corporate resolutions and other documents as may be reasonably requested by the Company, to cause the Company to issue the New Certificates in the name of the Purchaser, including, the execution by the Purchaser of a customary representation letter, and delivery of a legal opinion to the Company, if required to effect the transfer hereunder. Upon execution of this Agreement and confirmation that the Purchase Price has been received by Escrow Agent, the Seller agrees to deliver the Convertible Securities (and executed assignments) to the Company or the Company's counsel via overnight courier. The Purchaser and the Seller each represent and warrant that they have reviewed the Convertible Securities and the securities purchase agreements among the Company and the purchasers named therein relating to each of the Convertible Securities (the "SECURITIES PURCHASE AGREEMENTS") and the Registration Rights Agreement by and among the Company and the purchasers named therein (the "REGISTRATION RIGHTS AGREEMENT" and together with the Convertible Securities Purchase Agreement and the Original Warrants (the "TRANSACTION DOCUMENTS"). The Purchaser and the Seller each acknowledge that the sale and purchase made hereunder is expressly subject to the terms and conditions of the Transaction Documents. In addition, the Purchaser and the Seller hereby expressly agree to be bound by the terms and conditions thereof.

                                   ARTICLE II
               REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER

         Seller hereby represents and warrants to the Purchaser as follows:

         Section 2.1 AUTHORIZATION. The Convertible Securities were originally acquired by Seller from the Company, and fully paid for with respect to the Series B Warrant and Series B Convertible Note on March 20, 2007 and with respect to the Series C Warrant and Common Stock on January 14, 2008. Seller acquired the Convertible Securities for its own account and not with a view to, or for sale in connection with, any distribution, resale or public offering of such Convertible Securities or any part thereof in violation of the 1933 Act (as defined below). Seller did not offer or sell the Convertible Securities by any form of general solicitation or general advertising. Seller is not and has never been an "affiliate" of the Company, as defined in Rule 405 and Rule 144 under the Convertible Securities Act of 1933, as amended (the "1933 ACT"). It has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite action. This Agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         Section 2.2 NO CONSENTS/ADVICE. No notice to, filing with, or authorization, registration, consent or approval of any governmental authority or other individual, partnership, corporation, joint stock company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof (each, a "PERSON") is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by it. Seller has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its sale of the Convertible Securities.

         Section 2.3 OWNERSHIP OF THE CONVERTIBLE SECURITIES. Seller owns the Convertible Securities beneficially and of record, free and clear of any liens, claims or encumbrances (collectively, "ENCUMBRANCES"). It has NOT entered into any agreement, arrangement or other understanding (i) granting any option, warrant or right of first refusal with respect to the Convertible Securities to any Person, (ii) restricting its right to sell the Convertible Securities to the Purchaser, or (iii) restricting any other of its rights with respect to the Convertible Securities. It has the absolute and unrestricted right, power and capacity to sell, assign and transfer the Convertible Securities to the Purchaser free and clear of any Encumbrances. Upon payment in full of the Purchase Price, the Purchaser will acquire good, valid and marketable title to the Convertible Securities, free and clear of any Encumbrances created by the Seller.

         Section 2.4 BROKERS. No Person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from it in connection with this Agreement or any of the transactions contemplated hereby, other than Ardour Capital, which fee shall be the sole responsibility of the Purchaser.

         Section 2.5 NO LITIGATION. There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Seller, threatened against the Seller which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

         Section 2.6 BANKRUPTCY. Seller is not under the jurisdiction of a court in a Title 11 or similar case (within the meaning of Bankruptcy Code Section 368(a)(3)(A) (or related provisions)) or involved in any insolvency proceeding or reorganization.

         Section 2.7 NON-PUBLIC INFORMATION. Seller is not selling the Convertible Securities "on the basis of" (as defined in Rule 10b5-1 of the Convertible Securities Exchange Act of 1934, as amended) any material, non-public information about the Convertible Securities or the Company.

         Section 2.8 ACKNOWLEDGMENT REGARDING NON-DISCLOSURE AGREEMENT. The Seller acknowledges that the Purchaser is a party to a non-disclosure agreement with the Company, and may be in possession of information regarding the Company that has not been disclosed to the Seller (such information, the "CONFIDENTIAL INFORMATION") and that such information is readily available to the Seller. The Seller acknowledges that Seller does not want the Purchaser or the Company to disclose the Confidential Information to them. Notwithstanding this, the Seller desires to consummate the transactions contemplated hereby in accordance with the terms hereof.

                                  ARTICLE III
             REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER

         The Purchaser hereby represents and warrants to the Seller as follows:

         Section 3.1 AUTHORIZATION. It has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite action. This Agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding agreement, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         Section 3.2 BROKERS. No person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from it in connection with this Agreement or any of the transactions contemplated hereby, other than Ardour Capital, which fee shall be paid by the Purchaser. The Seller shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of Ardour Capital that may be due in connection with the transactions contemplated hereby.

         Section 3.3 FINANCIAL RESOURCES. It has presently available to it sufficient cash resources to enable it to pay the Purchase Price.

         Section 3.4 ACCREDITED INVESTOR. At the time the Purchaser was offered the Convertible Securities, it was, at the date hereof it is, and on the Closing it will be, a "Qualified Institutional Buyer" as that term is defined in Rule 144A under the 1933 Act.

         Section 3.5 INVESTMENT INTENT. The Purchaser is acquiring the Convertible Securities for its own account, and not with a view to, or for sale in connection with, any distribution, resale or public offering of such Convertible Securities or any part thereof in violation of the 1933 Act.

         Section 3.6 INVESTMENT EXPERIENCE; ACCESS TO INFORMATION. The Purchaser
(a) either alone or together with its representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of this investment and make an informed decision to so invest, and has so evaluated the risks and merits of such investment, (b) has the ability to bear the economic risks of this investment and can afford a complete loss of such investment, (c) understands the terms of and risks associated with the acquisition of the Convertible Securities, including, without limitation, a lack of liquidity, price transparency or pricing availability and risks associated with the industry in which the Company operates, (d) has had the opportunity to review such disclosure regarding the Company, its business, its financial condition and its prospects as the Purchaser has determined to be necessary in connection with the purchase of the Convertible Securities, including, without limitation, the Company's Annual Report on Form 10-K (or substantially equivalent form) for its most recently completed fiscal year, the Company's Quarterly Reports on Form 10-Q (or substantially equivalent form) for the fiscal quarters since the end of such completed fiscal year, and the Company's Current Reports on Form 8-K (or substantially equivalent form) since the end of such completed fiscal year, each as amended, and (e) has had an opportunity to ask such questions and make such inquiries concerning the Company, its business, its financial condition and its prospects as the Purchaser has deemed appropriate in connection with such purchase and to receive satisfactory answers to such questions and inquiries.

         Section 3.7 RESTRICTIONS ON TRANSFER. The Purchaser understands that
(a) the Convertible Securities (including the shares of Common Stock underlying such Convertible Securities) have not been registered under the Convertible Securities Act or the Convertible Securities laws of any state, (b) the shares of Common Stock underlying the Warrants will be "restricted Convertible Securities" as said term is defined in Rule 144 of the Rules and Regulations promulgated under the Convertible Securities Act ("RULE 144"), (c) the Common Stock underlying the Warrants may not be sold, pledged or otherwise transferred unless a registration statement for such transaction is effective under the Convertible Securities Act and any applicable state Convertible Securities laws, or unless an exemption from such registration provisions is available with respect to such transaction, and if required by the Company in accordance with the agreements described in Section 1.5, accompanied by an opinion of legal counsel that the Purchaser is justified in relying upon such exemption from registration, and (d) the New Certificates will bear a legend substantially the same as the legend on the certificates evidencing the original Convertible Securities, copies of which the Purchaser has reviewed.

         Section 3.8 GENERAL SOLICITATION. The Purchaser is not purchasing the Convertible Securities as a result of any advertisement, article, notice or other communication regarding the Convertible Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

         Section 3.9 NO CONFLICTS; ADVICE. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, does or will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Purchaser is subject or any provision of its organizational documents or other similar governing instruments, or, conflict with, violate or constitute a default under any agreement, credit facility, debt or other instrument or understanding to which the Purchaser is a party. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Convertible Securities. Except for the information included in this Agreement that has been provided by Seller, Purchaser has solely relied on its own due diligence review and investigation of the Company and has not relied on any information from Seller in making its investment decision to purchase the Convertible Securities.

         Section 3.10 NO LITIGATION. There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Purchaser, threatened against the Purchaser which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

         Section 3.11 CONSENTS. No authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body or other Person is required for the valid authorization, execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby.

                                   ARTICLE IV
                         SURVIVAL, AMENDMENT AND WAIVER

         Section 4.1 SURVIVAL. The representations and warranties contained in this Agreement or any certificate delivered in connection herewith shall survive the sale of the Convertible Securities as contemplated hereby.

         Section 4.2 AMENDMENTS. This Agreement (including the provisions of this Section 4.2) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties affected by such amendment or modification.

         Section 4.3 EXTENSION; WAIVER. The parties hereto may (i) extend the time for performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of the other parties hereto or satisfaction of any of the conditions to such party's obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE V
                                  MISCELLANEOUS

         Section 5.1 NOTICES. All notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission upon receipt of a confirmed transmission report, as follows:

           If to the Purchaser:     Quercus Trust
                                    1835 Newport Blvd.
                                    A109 - PMB 467
                                    Costa Mesa, CA  92627

                                    With a copy to:

                                    The Law Offices of Joseph P. Bartlett, P.C.
                                    1900 Avenue of the Stars
                                    19tht Floor
                                    Los Angeles, CA 90067


           If to the Seller:



Any party hereto, by notice given to the other parties hereto in accordance with this Section 5.1 may change the address or facsimile transmission number to which such notice or other communications are to be sent to such party.

         Section 5.2 EXPENSES. Each of the parties hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

         Section 5.3 GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

         Section 5.4 ASSIGNMENT; SUCCESSORS AND ASSIGNS; NO THIRD PARTY RIGHTS. This Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

         Section 5.5 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

         Section 5.6 TITLES AND HEADINGS. The titles and headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

         Section 5.7 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties with respect to the matters covered hereby and thereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

         Section 5.8 SEVERABILITY. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

         Section 5.9 INTERPRETATION. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; and (iii) words importing the singular shall also include the plural, and vice versa.

         Section 5.10 NO STRICT CONSTRUCTION. Each of the parties hereto acknowledge that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

         Section 5.11 ESCROW AGENT. Escrow Agent may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties. Escrow Agent shall not be personally liable for any act it may do or omit to do hereunder while acting in good faith, and any act done or omitted by it pursuant to the advice of its attorneys-at-law shall be conclusive evidence of such good faith. Seller and the Purchaser agree jointly and severally to indemnify and hold harmless Escrow Agent and its partners, employees, agents and representatives from any and all claims, liabilities, costs or expenses in any way arising from or relating to the duties hereunder or the transactions contemplated hereby other than any such claim, liability, cost or expense to the extent the same shall have been determined by final, unappealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Escrow Agent. ESCROW AGENT HAS ACTED AS LEGAL COUNSEL FOR THE SELLER HEREUNDER, AND MAY CONTINUE TO ACT AS LEGAL COUNSEL TO THE SELLER. THE SELLER AND PURCHASER CONSENT TO ESCROW AGENT ACTING IN SUCH CAPACITY AS LEGAL COUNSEL FOR THE SELLER AND WAIVE ANY CLAIM THAT SUCH REPRESENTATION REPRESENTS A CONFLICT OF INTEREST ON THE PART OF ESCROW AGENT. THE PURCHASER UNDERSTANDS THAT THE SELLER AND ESCROW AGENT ARE RELYING EXPLICITLY ON THE FOREGOING PROVISION IN ENTERING INTO THIS AGREEMENT.


                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above-written.

                                           LUXOR CAPITAL GROUP, LP (SELLER)
                                           ON BEHALF OF:
                                           LUXOR CAPITAL PARTNERS, LP
                                           LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
                                           LCG SELECT, LLC
                                           LCG SELECT OFFSHORE, LTD.
                                           ATLAS MASTER FUND, LTD.


                                           By: /s/ Norris Nissim
                                               ------------------------------
                                           Name: Norris Nissim
                                           Title: General Counsel



                                           QUERCUS TRUST (BUYER)


                                           By:/s/ David Gelbaum
                                              ---------------------------------
                                           Name: David Gelbaum
                                           Title: Trustee

                                   APPENDIX A

                          SELLER'S WIRING INSTRUCTIONS



         The sum of $xxxxxxxxxxxx, representing the net purchase price, to the account of xxxxxxxxxxxxxxxxxxxxxxxxxx, specified immediately below.

Bank:             xxxxxxxx
Address:          xxxxxxxx
ABA #:            xxxxxxxx
For credit to.    xxxxxxxx
A/C #:            xxxxxxxx
F/F/C:            xxxxxxxx
F/F/C A/C#        xxxxxxxx


         The sum of $xxxxxxxx, representing the net purchase price, to the account of xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx, specified immediately below.

Bank:             xxxxxxxx
Address:          xxxxxxxx
ABA #:            xxxxxxxx
For credit to.    xxxxxxxx
A/C #:            xxxxxxxx
F/F/C:            xxxxxxxx
F/F/C A/C#        xxxxxxxx


         The sum of $xxxxxxxx, representing the net purchase price, to the account of xxxxxxxxxxxxxxx specified immediately below.

Bank:             xxxxxxxx
Address:          xxxxxxxx
ABA #:            xxxxxxxx
For credit to.    xxxxxxxx
A/C #:            xxxxxxxx
F/F/C:            xxxxxxxx
F/F/C A/C#        xxxxxxxx

         The sum of $xxxxxxxx, representing the net purchase price, to the account of xxxxxxxxxxxxxxxxxxxxxxxx., specified immediately below.

Bank:             xxxxxxxx
Address:          xxxxxxxx
ABA #:            xxxxxxxx
For credit to.    xxxxxxxx
A/C #:            xxxxxxxx
F/F/C:            xxxxxxxx
F/F/C A/C#        xxxxxxxx


         The sum of $xxxxxxxx, representing the net purchase price, to the account of xxxxxxxxxxxxxxxxxxxxxxx, specified immediately below.

Bank:             xxxxxxxx
Address:          xxxxxxxx
ABA #:            xxxxxxxx
For credit to.    xxxxxxxx
A/C #:            xxxxxxxx
F/F/C:            xxxxxxxx
F/F/C A/C#        xxxxxxxx






x    Redacted Information
                                      B-12